UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: One Amherst Partners, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 East Brown Street, Suite 120
(No. and Street)

Birmingham	MI	48009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles E. Chandler III (248) 642-5660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles Chandler III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of One Amherst Partners, L.L.C., as of March 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

CAROL LYNN READER
Notary Public - State of Michigan
County of Oakland
My Commission Expires Feb 16, 2025
Acting in the County of Oakland

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
One Amherst Partners, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of One Amherst Partners, L.L.C. (the "Company") as of March 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of One Amherst Partners, L.L.C. as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as One Amherst Partners, L.L.C.'s auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 28, 2020

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

One Amherst Partners, L.L.C.

Financial Statements and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5
March 31, 2020

One Amherst Partners, L.L.C.

Contents

One Amherst Partners, L.L.C.

Statement of Financial Condition

March 31,		2020
Assets		
Cash	$	50,116
Total Assets	**$**	**50,116**
Liabilities and Member's Equity		
Member's Equity	**$**	**50,116**
Total Liabilities and Member's Equity	**$**	**50,116**

See Report of Independent Registered Public Accounting Firm and accompanying Notes to Financial Statements.

One Amherst Partners, L.L.C.

Statement of Operations

For the Year Ended March 31,		2020
Revenue	$	-
Expenses		
Regulatory costs		27,166
Wages		12,361
Rent		7,622
Other		1,415
Total Expenses		48,564
Net Loss	$	(48,564)

See Report of Independent Registered Public Accounting Firm and accompanying Notes to Financial Statements.

One Amherst Partners, L.L.C.

Statement of Changes in Member's Equity

For the Year Ended March 31,		**2020**
Balance, April 1, 2019	$	50,116
Capital Contributions		48,564
Net Loss		(48,564)
Balance, March 31, 2020	**$**	**50,116**

See Report of Independent Registered Public Accounting Firm and accompanying Notes to Financial Statements.

One Amherst Partners, L.L.C.

Statement of Cash Flows

For the Year Ended March 31,		2020
Cash Flows Used in Operating Activities		
Net Loss	$	(48,564)
Net Cash Used in Operating Activities		(48,564)
Cash Flows From Financing Activities		
Capital contributions		48,564
Net Cash Used by Financing Activities		48,564
Net change in Cash		-
Cash at March 31, 2019		51,116
Cash at March 31, 2020	$	51,116

See Report of Independent Registered Public Accounting Firm and accompanying Notes to Financial Statements.

1. Organization and Summary of Significant Accounting Policies

One Amherst Partners, L.L.C. ("OAP" or the "Company") is registered with the U.S. Securities and Exchange Commission as a broker-dealer and is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). OAP is a wholly owned subsidiary of Amherst Capital Partners, LLC ("ACP"). The Company's customers are located primarily throughout the United States. The Company earns income primarily related to merger and acquisition transactions and, to a lesser extent, for making Capital Private Placements.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles general accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

The Company maintains its cash deposits with financial institutions, which are insured for up to $250,000 per group, by the U.S. Federal Deposit Insurance Corporation (FDIC). At times, the amount of cash on deposit in banks may be in excess of the respective financial institution's FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Income Taxes

The Company is a disregarded entity under the Internal Revenue Code. ACP includes the Company's taxable income or loss in its tax return. Accordingly, no federal income tax is recognized by the Company. The income tax returns are subject to examination by taxing authorities, generally for three years after the date they were filed.

2. Net Capital Requirements, Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1) or $5,000, whichever is greater. At March 31, 2020, the Company had net capital of $50,116 which was $45,116 in excess of its required net capital of $5,000.

2. Net Capital Requirements, Regulatory Matters, Continued

There was no difference between the computation of net capital as presented on Schedule I which follows the notes to the financial statements and the Company's filing included in the FOCUS Report - Part IIA as of March 31, 2020.

3. Related Party Transactions

All of the Company's expenses are allocations from ACP or payments made by ACP on the company's behalf. Related party expenses totaled $48,564 for the twelve months ended March 31, 2020. No balances were due to ACP at March 31, 2020.

4. Exemption

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i) of that rule. Therefore, the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3 and the Determination relating to the Possession or Central Requirements under Rule 15c3-3 have not been provided.

5. Revenue

The Company provides financial advisory services for mergers and acquisitions, private capital raising and other financial advisory services. Revenue for these services is recognized at the point in time that the performance under the engagement letter is completed (typically the closing date of the transaction) or the engagement is terminated.

Most engagements may contain non-refundable retainer fees which are fixed and payable for services previously rendered. For retainers paid in advance, revenue is deferred until performance is complete in accordance with the terms of the engagement letter. There was no deferred revenue at March 31, 2020.

The Company recognizes revenue upon project completion. There was no revenue recognized for the year ended March 31, 2020.

6. Uncertainty

As of the date these financial statements were available to be issued, the outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving, and as cases of the virus have continued to be identified in additional countries, many countries have reacted by instituting quarantines and restrictions on travel. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, are creating significant disruption in supply chains and economic activity. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 presents material uncertainty and risk with respect to the performance of the Company's financial results.

Supplemental Information

One Amherst Partners, L.L.C.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission

As of March 31, 2020

Total Member's Equity		
Member's Equity	$	50,116
Member's Equity Not Allowable for Net Capital		-
		50,116
Deductions - Non Allowable		-
Net Capital		50,116
Minimum Net Capital		5,000
Excess Net Capital	$	45,116
Computation of Aggregate Indebtedness		
Total Liabilities from the statement of financial condition	$	-
Percentage of Aggregate Indebtedness to Net Capital		0%

No material discrepancies exist between the above computation included in the Company's corresponding unaudited Form X-17A-5 Part 11A filing.

See accompanying Report of Independent Registered Public Accounting Firm.

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
One Amherst Partners, L.L.C.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) One Amherst Partners, L.L.C. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which One Amherst Partners, L.L.C. claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (exemption provisions) and (2) One Amherst Partners, L.L.C. stated that One Amherst Partners, L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. One Amherst Partners, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about One Amherst Partners, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 28, 2020

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

OneAmherstPartners

255 East Brown Street Suite 120 Birmingham, MI 48009 · 248.642.5660 Fax 248.642.9247

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

May 28, 2020

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- One Amherst Partners, LLC is a broker/dealer registered with the SEC and FINRA.
- One Amherst Partners, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the twelve months ended March 31, 2020.
- One Amherst Partners, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:
    - ➢ The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of One Amherst Partners, LLC."
- One Amherst Partners, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the twelve months ended March 31, 2020 without exception.
- One Amherst Partners, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the twelve months ended March 31, 2020.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: DocuSigned by: Charles Chandler 5A6973D6DEC8475...

Name and Title: Charles Chandler, Partner